SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                          Savient Pharmaceuticals, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    80517Q100
                                 (CUSIP Number)

                                November 7, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 14 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80517Q100                 13G                    Page 2 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SPARTAN PARTNERS LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                           127,656 Shares of Common Stock
                           Options to purchase 39,000 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                           127,656 Shares of Common Stock
                           Options to purchase 39,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                           127,656 Shares of Common Stock
                           Options to purchase 39,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                 0.30%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 3 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SYNAPSE I, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               NEW YORK
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                  -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                           127,656 Shares of Common Stock
                           Options to purchase 39,000 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                           127,656 Shares of Common Stock
                           Options to purchase 39,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                           127,656 Shares of Common Stock
                           Options to purchase 39,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                  0.30%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                  OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                Page 4 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              PSAM WORLDARB MASTER FUND LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            1,303,032 Shares of Common Stock
                            Options to purchase 879,900 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                           1,303,032 Shares of Common Stock
                           Options to purchase 879,900 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                            1,303,032 Shares of Common Stock
                            Options to purchase 879,900 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                            3.94%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                            00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                 Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                             P. SCHOENFELD ASSET MANAGEMENT INTERNATIONAL LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                              New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            1,374,260 Shares of Common Stock
                            Options to purchase 914,200 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8) SHARED DISPOSITIVE POWER
                            1,374,260 Shares of Common Stock
                            Options to purchase 914,200 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                            1,374,260 Shares of Common Stock
                            Options to purchase 914,200 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               4.14%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                               IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                 Page 6 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              P. SCHOENFELD ASSET MANAGEMENT LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                          1,707,290 Shares of Common Stock
                          Options to purchase 1,020,000 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          1,707,290 Shares of Common Stock
                          Options to purchase 1,020,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                          1,707,290 Shares of Common Stock
                          Options to purchase 1,020,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                              4.93%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                              IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                 Page 7 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                PETER M. SCHOENFELD
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                          1,707,290 Shares of Common Stock
                          Options to purchase 1,020,000 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                          1,707,290 Shares of Common Stock
                          Options to purchase 1,020,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                          1,707,290 Shares of Common Stock
                          Options to purchase 1,020,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                                        4.93%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                Page 8 of 14 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Savient Pharmaceuticals, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at One Tower Center, 14th Floor, East Brunswick, NJ 08816

Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) Spartan Partners LP, a Delaware limited partnership ("Spartan"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (ii) Synapse I, LLC, a New York limited liability company ("Synapse I"), with respect to shares of Common Stock (as defined in
                  Item 2(d) below) directly owned by Spartan;

           (iii) PSAM WorldArb Master Fund Ltd., a Cayman Islands exempted limited company (the "Master Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (iv) P. Schoenfeld Asset Management International, a New York limited liability company ("International"), which serves as the investment adviser to the Master Fund and a number of managed accounts, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the managed accounts and Master Fund;

             (v) P. Schoenfeld Asset Management, a New York limited liability company ("PSAM"), which serves as the investment adviser to a number of managed accounts and, by sub-advisory agreement, has full discretion to make all investment decisions for the Master Fund and managed accounts advised by International (collectively, the "Accounts"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the Accounts; and

CUSIP No. 80517Q100                 13G                 Page 9 of 14 Pages

            (vi) Mr. Peter M. Schoenfeld ("Mr. Schoenfeld"), who serves as the managing member of PSAM and International with respect to shares of Common Stock directly owned by the Accounts.

     Spartan, Synapse I, the Master Fund, International, PSAM and Mr. Schoenfeld are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Reporting Persons except the Master Fund is 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The address of the principal business office of the Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Winward 1, 2nd Floor, Regatta Office Park, West Bay Road, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

CUSIP No. 80517Q100                 13G             Page 10 of 14 Pages

Item 2(c).     Citizenship:

     Spartan is organized under the laws of the State of Delaware. Each of Synapse I, International and PSAM is organized under the laws of the State of New York. The Master Fund is an exempted limited company organized under the laws of the Cayman Islands. Mr. Schoenfeld is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

     80517Q100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [X]

CUSIP No. 80517Q100                 13G              Page 11 of 14 Pages

Item 4.   Ownership.

     A.   Spartan Partners LP
          (a) Amount beneficially owned:
              127,656 Shares of Common Stock
              Options to purchase 39,000 Shares of Common Stock
          (b) Percent of class: 0.30% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 54,322,000 shares of Common Stock issued and outstanding on August 4, 2008, as reflected in the Company's Form 10-Q filed on August 7, 2008.
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote:
              127,656 Shares of Common Stock
              Options to purchase 39,000 Shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
              127,656 Shares of Common Stock
              Options to purchase 39,000 Shares of Common Stock

     B.   Synapse I, LLC
          (a) Amount beneficially owned:
              127,656 Shares of Common Stock
              Options to purchase 39,000 Shares of Common Stock
          (b) Percent of class: 0.30%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote:
              127,656 Shares of Common Stock
              Options to purchase 39,000 Shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
              127,656 Shares of Common Stock
              Options to purchase 39,000 Shares of Common Stock

     C.   PSAM WorldArb Master Fund Ltd.
          (a) Amount beneficially owned:
              1,303,032 Shares of Common Stock
              Options to purchase 879,900 Shares of Common Stock
          (b) Percent of class: 3.94%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote:
              1,303,032 Shares of Common Stock
              Options to purchase 879,900 Shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
              1,303,032 Shares of Common Stock
              Options to purchase 879,900 Shares of Common Stock

CUSIP No. 80517Q100                 13G              Page 12 of 14 Pages

     D.  P. Schoenfeld Asset Management International LLC
          (a) Amount beneficially owned:
              1,374,260 Shares of Common Stock
              Options to purchase 914,200 Shares of Common Stock
          (b) Percent of class: 4.14%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote:
              1,374,260 Shares of Common Stock
              Options to purchase 914,200 Shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
              1,374,260 Shares of Common Stock
              Options to purchase 914,200 Shares of Common Stock

     E.  P. Schoenfeld Asset Management LLC
          (a) Amount beneficially owned:
              1,707,290 Shares of Common Stock
              Options to purchase 1,020,000 Shares of Common Stock
          (b) Percent of class: 4.93%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote:
              1,707,290 Shares of Common Stock
              Options to purchase 1,020,000 Shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
              1,707,290 Shares of Common Stock
              Options to purchase 1,020,000 Shares of Common Stock

     F.   Peter M. Schoenfeld
          (a) Amount beneficially owned:
              1,707,290 Shares of Common Stock
              Options to purchase 1,020,000 Shares of Common Stock
          (b) Percent of class: 4.93%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote:
              1,707,290 Shares of Common Stock
              Options to purchase 1,020,000 Shares of Common Stock
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition:
              1,707,290 Shares of Common Stock Options to purchase 1,020,000 Shares of Common Stock

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 80517Q100                 13G              Page 13 of 14 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 80517Q100                 13G              Page 14 of 14 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 7, 2008


                                  /s/ Peter M. Schoenfeld
                                  -------------------------------------
                                  Peter M. Schoenfeld, (i)individually; (ii)
                                  as managing member of
                                  (a) P. Schoenfeld Asset Management LLC,
                                  (b) P. Schoenfeld Asset Management
                                  International, LLC, and
                                  (c) Synapse I, LLC for itself and as the
                                  general partner of Spartan Partners, LP; and
                                  (iii) as director of PSAM WorldArb Master
                                  Fund Ltd.